UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 30, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Eindhoven, the Netherlands, May 30, 2013 - NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on May 30, 2013.

The General Meeting of Shareholders resolved on the following items:

-	adoption of NXP’s financial statements for the financial year 2012

-	discharge of the executive member and non-executive members of the Board of Directors of NXP for their responsibilities

-	re-appointment of Mr. R.L. Clemmer as executive director with effect from May 30, 2013

-	re-appointment of Sir Peter Bonfield as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. J.P. Huth as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. E. Durban as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. K.A. Goldman as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. J. Kaeser as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. I. Loring as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. M. Plantevin as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. V. Bhatia as non-executive director with effect from May 30, 2013

-	re-appointment of Mr. R. Mackenzie as non-executive director with effect from May 30, 2013

-	appointment of Mr. Jean-Pierre Saad as non-executive director with effect from May 30, 2013

-	authorization of the Board for a period of 18 months, per May 30, 2013, within the limits of the law and the Company’s articles of association (“Articles”), to acquire, for a consideration, its own shares or depositary shares thereof through purchase on a stock exchange or otherwise. The maximum number of shares the Company may hold, will not exceed the maximum authorized by the Articles at a share price of at least EUR 0.20 and at a maximum share price equal to the quoted ordinary share price plus 10%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 30th day of May 2013.

NXP Semiconductors N.V.

/s/ G.R.C. Dierick
G.R.C. Dierick, General Counsel